EXHIBIT 22.  SUBSIDIARIES OF THE REGISTRANT

   United Life Insurance Company is an Iowa Corporation.

   Lafayette Insurance Company is a Louisiana Corporation.

   Addison Farmers' Insurance Company is an Illinois Corporation.

   The Registrant owns 100% of the voting common stock of United Life Insurance Company, Lafayette Insurance Company and Addison Farmers' Insurance Company.